SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


*********************************************
In the Matter of
Alliant Energy Corporation, et al.                     CERTIFICATE
File No. 70-9891                                       PURSUANT TO
(Public Utility Holding Company Act of 1935)           RULE 24
*********************************************






     This Certificate of Notification (the "Certificate") is filed by Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, Alliant Energy Resources, Inc. ("Resources"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy and Resources (collectively, the "Applicants") in File No. 70-9891. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated October 3, 2001 (the "Order"), as amended.

     This Certificate is for the period covering January 1, 2004 - March 31, 2004 (hereinafter referred to as the "period").

     The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:


1. A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

     ANSWER:

     See attached Exhibit A


2. A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the Requested EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

     ANSWER:

     See attached Exhibit A


3. The consolidated capitalization ratio of Alliant Energy, with consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.

     ANSWER:

     See attached Exhibit B


4.   The market-to-book ratio of Alliant Energy's common stock.

     ANSWER:

     See attached Exhibit C


5. Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

     ANSWER:

     See attached Exhibit D


6. A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

     ANSWER:

     See attached Exhibit E


7. The sales of any common stock or preferred securities by Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.

     ANSWER:

     There were 32,953 shares of restricted stock issued during the period.

     2,008 shares were issued at fair market value of $24.90 on 1/02/04.

     30,945 shares were issued at fair market value of $25.85 on 1/30/04.


8. The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted;

     ANSWER:

     See attached Exhibit F


9. If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

     ANSWER:

     See attached Exhibits G


10. The amount and terms of any Alliant Energy indebtedness issued during the quarter.

     ANSWER:

     None


11. The amount and terms of any financings consummated by any Nonutility Subsidiary that is not exempt under rule 52.

     ANSWER:

     None


12. The notional amount and principal terms of any Interest Rate Hedges or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction.

     ANSWER:

     None


13. The name, parent company and amount invested in any intermediate subsidiary or financing, subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.

     ANSWER:

     See attached Exhibit H


14. A list of U-6B-2 forms filed with the Commission during the quarter, including the name of filing entity and the date of the filing.

     ANSWER:

     Alliant  Energy  Corporate  Services,  Inc.  filed a U-6B-2 on February 11,
     2004.

     Wisconsin  Power and Light  Company,  Inc.  filed a U-6B-2 on February  10,
     2004.


15. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in jurisdictional financing transactions during the quarter.

     ANSWER:

     Incorporated by reference to Alliant Energy's Form 10-Q for the quarter ended March 31, 2004.


16. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Alliant Energy on a consolidated basis and of each Utility Subsidiary.

     ANSWER:

     See attached Exhibit I


17. A retained earnings analysis of Alliant Energy on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

     ANSWER:

     See attached Exhibit J


18. Registration statements filed under the Securities Act of 1933 with respect to securities that are subject of this Application will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24.

     ANSWER:


     Alliant Energy Corporation filed a Registration Statement on Form S-3 on March 31, 2004 (File No. 333-114062) which was declared effective at 10:00 AM E.D.S.T. on April 15, 2004.

     Interstate Power and Light Company filed a Registration Statement on Form S-3 on March 31, 2004 (File No. 333-114065) which was declared effective at 10:00 AM E.D.S.T. on April 15, 2004.

     Wisconsin Power and Light Company filed a Registration Statement on Form S-3 on March 31, 2004 (File No. 333-114063) which was declared effective at 10:00 AM E.D.S.T. on April 15, 2004.

     Alliant Energy Corporation filed a Registration Statement on Form S-3 on April 9, 2004 (File No. 333-114361) which was declared effective at 10:00 AM E.D.S.T. on April 28, 2004.





                               S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.


                           ALLIANT ENERGY CORPORATION


                              /s/ Thomas L Hanson
                      By:  ______________________________
                           Name:    Thomas L. Hanson
                           Title:   Vice President and Treasurer


May 28, 2004

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit A
Report Period:  January 1, 2004 - March 31, 2004

Item 1: A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

Item 2: A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the Requested EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

March 31, 2004

                                                                                                                       Aggregate
                                                                                   Investments       Commitments       Investment
                                                                                 --------------------------------------------------
                                                                                             (dollars in millions)

Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.                           $     -            $     -          $      -
Alliant Energy Servicios de Mexico, S. de R.L. de C.V.                                   -                  -                 -
Anhui New Energy Heat & Power Co. Ltd.                                                14.4                  -              14.4
Catleo Energia S.A.                                                                      -                  -                 -
Companhia de Electricidade de Nova Friburgo S.A.                                         -                  -                 -
Companhia Energetica da Borborema S.A.                                                   -                  -                 -
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                                       1.0                  -               1.0
Empresa Energetica de Sergipe S.A.                                                     0.2                  -               0.2
Hebei Wuan Peak Heat and Power Co. Ltd.                                                7.7                  -               7.7
Henan Anfeng Electric Power Co. Ltd.                                                   9.0                  -               9.0
Henan Yongfeng Electric Power Co. Ltd.                                                11.0                  -              11.0
Infratil Ltd.                                                                         15.0                  -              15.0
Jiaxing JIES Power & Heat Co. Ltd.                                                    13.4                  -              13.4
LDM Utility Co., S.A. de C.V.                                                         40.5                  -              40.5
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                                          15.3                  -              15.3
Sociedade Anonima de Eletrificacao da Paraiba S.A.                                    90.2                  -              90.2
Tai An Hua Feng Peak Heat and Power Co. Ltd.                                           6.3                  -               6.3
Tai An Xin Wen Peak Heat and Power Co. Ltd.                                              -                  -                 -
Tangshan Peak Heat & Power Co. Ltd.                                                   48.5                  -              48.5
Tongxiang TIES Power & Heat Co. Ltd.                                                  10.4                  -              10.4
TrustPower Ltd.                                                                       44.1                  -              44.1
Usina Termeletrica de Juiz De Fora S.A.                                               13.9                  -              13.9
Zouping Peak CHP Co. Ltd.                                                             15.9                  -              15.9
Guarantee of debt security intended to finance future FUCO investments                   -               25.0              25.0
                                                                                 --------------------------------------------------
Aggregate Investments in Foreign Utility Companies (FUCOs)                           356.8               25.0             381.8
                                                                                 --------------------------------------------------


Alliant Energy Neenah, LLC                                                            56.0                  -              56.0
Guarantee of the debt security of a 6 Mw low Btu gas electric generating                 -                4.2               4.2
facility in Cedar Rapids, Iowa

Costs and commitments related to a 300 Mw, natural gas fired, generating                 -               76.3              76.3
facility in Sheboygan Falls, Wisconsin                                           --------------------------------------------------
                Aggregate Investments in Electric Wholesale Generators (EWGs)         56.0               80.5             136.5

                                                                                 --------------------------------------------------
                   Total Aggregate Investments in EWGs and FUCOs                     412.8              105.5             518.3
                                                                                 ==================================================


                                                                                                     Balance at         Average
                                                                                                    end of quarter      balance
                                                                                                   --------------------------------

Alliant Energy's consolidated retained earnings at June 30, 2003                                        743.7
Alliant Energy's consolidated retained earnings at September 30, 2003                                   819.4
Alliant Energy's consolidated retained earnings at December 31, 2003                                    840.4
Alliant Energy's consolidated retained earnings at March 31, 2004                                       846.8

                                                                                 --------------------------------------------------
          Alliant Energy's "consolidated retained earnings" at March 31, 2004                                             812.6
                                                        (average of ending balance of four previous quarters)

                                                                                                                  -----------------
Amount remaining under the Requested EWG/FUCO Investment Authority.                                                    $  294.3

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit B
Report Period:  January 1, 2004 - March 31, 2004


Item 3:  The  consolidated   capitalization   ratio  of  Alliant  Energy,   with
     consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.


Alliant Energy Corporation Consolidated Statement of Capitalization
March 31, 2004
(amounts in thousands of dollars)

                                                    Amounts         Percentage
                                                -------------------------------

Common equity                                     $   2,392,958         47.81%
Cumulative preferred stock                              243,803          4.87%
Consolidated debt (1)                                 2,368,571         47.32%
                                                -------------------------------

                                                  $   5,005,332        100.00%
                                                ===============================


(1)
Long-term debt, net (excluding current portion)   $   2,104,908
Current maturities and sinking funds                     69,346
Variable rate demand bonds                               55,100
Commercial paper                                        122,500
Other short-term borrowings                              16,717
                                                -------------------
                                                  $   2,368,571
                                                ===================

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit C
Report Period:  January 1, 2004 - March 31, 2004


Item 4: The market-to-book ratio of Alliant Energy's common stock.


Market value per share at March 31, 2004                      $        26.06
Common equity at March 31, 2004 (in thousands)                $    2,392,958
Total shares outstanding at March 31, 2004                       111,321,380
Book value per share at March 31, 2004                        $        21.50
Market-to-book ratio of Alliant Energy's common stock                121.23%
                                                            =================


Certificate Pursuant to Rule 24
Exhibit D
Report Period:  January 1, 2004 - March 31, 2004


Item 5: Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

Alliant Energy Corporation
Statement of Retained Earnings
For the Three Months Ended March 31, 2004
(amounts in thousands of dollars)


Beginning balance (December 31, 2003)                             $  840,417
Net income/(loss):
From EWGs and FUCOs (*)                             22,788
Other                                               11,279
                                                -------------
Total net income/(loss)                                               34,067
Common stock dividends                                               (27,696)
                                                                 -------------
Ending balance (March 31, 2004)                                   $  846,788
                                                                 =============

     (*) Amount does not include the allocation of interest, tax or corporate expenses.

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit E
Report Period:  January 1, 2004 - March 31, 2004


Item 6: A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

                                                                   For the twelve months ended March 31, 2004
                                                                 ------------------------------------------------

                                                                      Revenues              Net Income/(Loss)
                                                                 ------------------------------------------------

Alliant Energy Neenah, LLC                                           16,189,056               6,488,428
Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.              1,283,984                  49,163
Alliant Energy Servicios de Mexico, S. de R.L. de C.V.                        -                       -
Anhui New Energy Heat & Power Co. Ltd.                               24,560,560               3,831,459
Catleo Energia S.A.                                                   6,657,732               7,656,637
Companhia de Electricidade de Nova Friburgo S.A.                     25,516,346               1,081,173
Companhia Energetica da Borborema S.A.                               31,511,127               1,775,805
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                     95,476,772               8,816,423
Empresa Energetica de Sergipe S.A.                                  142,274,821              12,811,358
Hebei Wuan Peak Heat and Power Co. Ltd.                               7,492,345                 562,808
Henan Anfeng Electric Power Co. Ltd.                                 11,006,080               1,603,455
Henan Yongfeng Electric Power Co. Ltd.                               10,431,972                 817,571
Infratil Ltd. (*)                                                    76,622,095              10,174,385
Jiaxing JIES Heat & Power Co. Ltd.                                   16,634,096               1,563,511
LDM Utility Co., S.A. de C.V. (**)                                            -                       -
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                          9,207,168               1,394,391
Sociedade Anonima de Eletrificacao da Paraiba S.A.                  166,947,709              15,621,440
Tai An Hua Feng Peak Heat and Power Co. Ltd.                          9,223,439               2,748,550
Tai An Xin Wen Peak Heat and Power Co. Ltd.                          10,161,818               3,472,855
Tangshan Peak Heat and Power Co. Ltd.                                25,911,193               1,587,530
Tongxiang TIES Power & Heat Co. Ltd.                                 10,003,669               1,788,973
TrustPower Ltd. (*)                                                 411,327,301              35,563,364
Usina Termeletrica de Juiz De Fora S.A.                              36,136,940               8,064,410
Zouping Peak CHP Co. Ltd.                                            16,930,798               1,100,481

(*)  The most recently  available  information for Alliant Energy's FUCOs in New
     Zealand is the twelve months ended December 31, 2003.


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit F
Report Period:  January 1, 2004 - March 31, 2004

Item 8: The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.

                                 Original Issue

                     Shareowner                          Long-term Equity
     Date            Direct Plan           401K          Incentive Plan
 -----------------------------------------------------------------------------
   1/07/2004               -                 -                   6,228
   1/15/2004          39,137                 -                       -
   2/02/2004               -                 -                  13,207
   2/03/2004               -                 -                   6,995
   2/05/2004               -                 -                   7,874
   2/06/2004               -                 -                   8,558
   2/09/2004               -                 -                   2,196
   2/10/2004               -                 -                   5,259
   2/11/2004               -                 -                   9,869
   2/12/2004               -                 -                   4,977
   2/17/2004         122,272            38,315                       -
   2/18/2004               -                 -                  11,998
   2/19/2004               -                 -                   1,938
   3/15/2004          17,858                 -                       -
   3/16/2004               -            28,836                       -
==============================================================================
     TOTALS          179,267            67,151                  79,099

Grand Total:                     325,517


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit G
Report Period:  January 1, 2004 - March 31, 2004


Item 9: If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

                                                                                            Date Of
                                                                                            Issue/          Date of      Amount
 Guarantor       On Behalf Of      Purpose                   Name of Guaranteed Party       Amendment      Expiration   Guaranteed
-----------------------------------------------------------------------------------------------------------------------------------

Alliant Energy    NG Energy       Gas Transportation          Midwestern Gas Transmission  02/06/2004    09/30/2004    $   250,000
                   Trading, LLC                                  Company

Alliant Energy    NG Energy       Purchase/Sale of Natural    Nexen Marketing U.S.A. Inc.  02/20/2004    02/21/2005    $ 10,000,000
                   Trading, LLC   Gas; Derivatives

Resources         NG Energy       Purchase/ Sale of Natural   BP Canada Energy Marketing   01/30/2004    01/31/2005    $ 5,000,000
                   Trading, LLC    Gas                         Corp.

                                                             Name of                                                    Amount
 Guarantor       On Behalf Of      Purpose                   Guaranteed Party                 Period                   Guaranteed
-----------------------------------------------------------------------------------------------------------------------------------

Bonds:

Alliant Energy    AER             Licensed Service            State of Iowa                01/01/04-01/01/05           $   100,000
                                   Company's Bond
Alliant Energy    IPL/AECS        Worker's Comp.              State of Minnesota           01/01/04-12/31/04           $   360,000
                                    Bond
Alliant Energy    Cogenex         Performance/                New York State DOC           01/31/04-03/05/05           $ 2,932,539
                                    Payment Bond
Alliant Energy    Cogenex         Performance/                New York State               02/11/04-02/11/05           $ 1,988,356
                                    Payment Bond                 DOC Ossining
Alliant Energy    Cogenex         Performance/                Howard University            02/25/04-06/18/04           $ 2,178,294
                                    Payment Bond
Alliant Energy    RMT             Contractors Bond            State of California          03/29/04-03/29/06           $    10,000
Alliant Energy    RMT             Contractors Bond            State of Oregon              03/27/04-03/27/05           $    15,000
Alliant Energy    AECS            Contractors Bond            State of New Mexico          03/26/04-03/26/05           $     5,000


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit H
Report Period:  January 1, 2004 - March 31, 2004


Item 13: The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.



Alliant Energy Corporation did not form any intermediate subsidiaries during the period from January 1, 2004 through March 31, 2004.

Alliant Energy Corporation did not form any financing subsidiaries during the period from January 1, 2004 through March 31, 2004.


Alliant Energy and its subsidiaries are authorized by the Securities and Exchange Commission to invest up to $800 million in additional "energy assets" through December 31, 2004. As of September 30, 2003, Alliant Energy and its subsidiaries had used approximately $401 million ($397 million by Whiting Petroleum Corporation (WPC) and $4 million by various other Alliant Energy subsidiaries). In the fourth quarter of 2003, Alliant Energy completed an Initial Public Offering (IPO) of WPC, leaving Alliant Energy with a 5.76% ownership interest in WPC as of December 31, 2003. Alliant Energy will include 5.76% of the $397 million of investments in energy assets by WPC and $4 million of investments in energy assets by various other Alliant Energy subsidiaries as of March 31, 2004. Alliant Energy did not have any changes in its investments in "energy assets" during the first quarter of 2004.

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit I
Report Period:  January 1, 2004 - March 31, 2004


Item 16: A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Alliant Energy on a consolidated basis and of each Utility Subsidiary.

Consolidated Statements of Capitalization                                        Interstate Power and          Wisconsin Power and
March 31, 2004                                    Alliant Energy Corporation        Light Company                 Light Company
(amounts in thousands of dollars)
                                                   Amounts     Percentage      Amounts      Percentage        Amounts     Percentage

                                                ---------------------------  -----------------------------  ------------------------

Common equity                                    $   2,392,958    47.81%      $   1,022,311    47.18%       $  1,011,101     66.32%
Cumulative preferred stock                             243,803     4.87%            183,840     8.49%             59,963      3.93%
Consolidated debt (1)                                2,368,571    47.32%            960,378    44.33%            453,540     29.75%

                                                ---------------------------  ----------------------------- -------------------------
                                                 $   5,005,332   100.00%      $   2,166,529    100.00%      $  1,524,604    100.00%
                                                ===========================  == ==========================  ========================


(1)
Long-term debt, net (excluding current portion)  $   2,104,908                $     837,878                 $    336,440
Current maturities and sinking funds                    69,346                            -                       62,000
Variable rate demand bonds                              55,100                            -                       55,100
Commercial paper                                       122,500                      122,500                            -
Other short-term borrowings                             16,717                            -                            -
                                                ----------------             ----------------               ----------------

                                                 $   2,368,571                $     960,378                 $    453,540
                                                ================             ================               ================


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit J
Report Period:  January 1, 2004 - March 31, 2004


Item 17: A retained earnings analysis of Alliant Energy on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

Statement of Retained Earnings
For the Three Months Ended March 31, 2004
(amounts in thousands of dollars)

                                                                                      Alliant Energy
                                        Interstate Power        Wisconsin Power        Corporation
                                        and Light Company      and Light Company       Consolidated

Beginning balance (December 31, 2003)   $   372,421             $   440,286            $   840,417
Gross earnings (1)                           11,885                  21,467                 34,067
Goodwill amortization (2)                         -                       -                      -
Common stock dividends                      (24,513)                (22,235)               (27,696)
                                      -----------------------------------------------------------------
Ending balance (March 31, 2004)         $   359,793             $   439,518            $   846,788
                                      =================================================================


(1)  Gross earnings is defined as net income excluding goodwill amortization.

(2) Pursuant to the adoption of FAS142 on January 1, 2002, Alliant Energy Corporation and its consolidated subsidiaries ceased the amortization of goodwill.